Exhibit 4

November 5, 2009

Members of the Board of Directors
Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, NJ  08901

Dear Members:

While reviewing Magyar Bank’s most recent call report for the period ended 9/30/09, we noted that Magyar Bank (the Bank) paid $511,000 in Directors’ fees for the nine month period ended 9/30/09 (line RIAD4136).  On an annualized basis, this equals $681,000.  It is our understanding based upon public disclosures that Directors of the Bank also earn additional fees as Directors of Magyar Bancorp, Inc. (Magyar).  We have also closely followed the disclosure of Director fees and benefits contained in the annual proxies filed each year since Magyar went public.

We believe that the Directors of Magyar and the Bank are excessively compensated, and the Board of Directors should take the actions outlined below to significantly reduce Director fees and benefits.

As CEO Elizabeth Hance will attest, when Magyar went public in 2006 PL Capital expressed concerns to her about the excessive level of board compensation and benefits.  Despite our concerns, at that time we decided to take a hands-off approach to Magyar’s corporate governance and strategic direction in order to give management and the Board time to prove themselves.  As you know, we also supported approval of Magyar’s 2006 Equity Incentive Plan, from which the Directors also received benefits.  After almost four years, we believe we have given the Board of Directors and Magyar more than enough time to demonstrate why the Directors deserve their extraordinary fees and benefits.

So where is Magyar after four years of this Board’s stewardship as a public company?  Magyar and the Bank face significant challenges, including operating losses due to credit problems.  While some of these challenges were unavoidable due to the external economic environment, many are due to strategic decisions made by the Board of Directors and implemented by management (notably, out of local market construction lending).  Magyar’s stock is down over 60% in the past year and no dividends have been paid to shareholders.

We have also reviewed Directors’ fees and benefits paid to directors of numerous similarly sized peer banks and holding companies in New Jersey, New York and Pennsylvania.  What we found confirmed our view that individual Magyar Directors earn significantly more than is justified or appropriate.  In particular, the total compensation of the Chairman of the Board is notably out of line with Magyar’s peers.

We request that the Board take immediate action to:

•
Cut its fees and benefits by 50% or more, at least until such time as the financial condition and operating results of the Bank and Magyar stabilize and then recover (if and when it is time to reconsider restoring some or all of the cuts, we recommend that Magyar retain a qualified compensation consultant to examine the fees and benefits paid to Directors);

•
Reduce the generous and, in our opinion, inappropriate 10% interest credit earned by Directors on their deferred compensation in the Directors Deferred Compensation Plan.  In today’s low interest rate environment, we believe that this interest rate is excessive, and is a benefit that should not be supported when the stockholders of Magyar are suffering significant losses and receiving no dividends on their investment; and

•
Freeze the Directors Supplemental Retirement Income Plan so that no additional future benefits are accrued.  We believe this plan is overly generous in normal times and inappropriate in the current circumstances.  In particular, we believe the annual retirement benefit of 50% or more of Director fees and benefits for life is excessive.

Shareholders of Magyar have suffered significant losses and the Board of Directors should embrace our request for shared sacrifice, at least until the Bank and Magyar are solidly profitable.  We believe that by adopting these actions, the Board will send a message to employees, management, shareholders and regulators that as the leaders of Magyar nothing is more important to them than restoring the health of the Bank and Magyar, and that their personal interests as Directors are subordinate to the interests of Magyar, its stockholders and the safety and soundness of the Bank.

As you know, PL Capital is strongly considering a public campaign in connection with the election of Directors at the upcoming Annual Meeting to inform shareholders of our concerns about Magyar.  The Board’s decision on adopting a more appropriate level of Directors’ fees and benefits will be an important factor for shareholders to consider.

Sincerely,

/s/ Richard Lashley	/s/ John Palmer
Richard Lashley	John Palmer
Principal	Principal